November 28, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Amanda Ravitz, Assistant Director
Laurie Abbott, Attorney Advisor

Re:	Impinj, Inc.
Registration Statement on Form S-1
(File No. 333-214686)

Acceleration Request
	Requested Date:	Wednesday, November 30, 2016
	Requested Time:	4:00 P.M., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Impinj, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-214686) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Amanda Pollard at (206) 883-2625.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

[Signature page follows]

* * * *

Securities and Exchange Commission

November 28, 2016

Sincerely,

IMPINJ, INC.

/s/ Evan Fein

Evan Fein
Chief Financial Officer

Enclosures

cc:	Chris Diorio, Ph.D., Impinj, Inc. Eric Brodersen, Impinj, Inc. Yukio Morikubo, Impinj, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C. Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C. Jeana S. Kim, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey R. Vetter, Fenwick & West LLP James D. Evans, Fenwick & West LLP Ran D. Ben-Tzur, Fenwick & West LLP